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SEC MAIL PROCESSING SECTION RECEIVED JUL 31 2013 WASH, D.C. 193

DP 7/31/13

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35285

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/12 (MM/DD/YY) AND ENDING 05/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Frost Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 W. Houston St.
(No. and Street)

San Antonio	TX	78205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ernst & Young LLP — (210) 220-4128
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1800 Frost Bank Tower	San Antonio	TX	78205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karen Banks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Frost Brokerage Services, Inc. (the Company), as of May 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

YVONNE SANDERS
Notary Public
STATE OF TEXAS
My Comm. Exp. 09-06-2013

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
JUL 3 1 2013
WASH, D.C.
193
SECTION

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Frost Brokerage Services, Inc.
Year Ended May 31, 2013
With Report and Supplementary Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Frost Brokerage Services, Inc.

Financial Statements and Supplementary Information

Year Ended May 31, 2013

Contents

Ernst & Young
Ernst & Young LLP
Frost Bank Tower
Suite 1800
100 West Houston Street
San Antonio, TX 78205
Tel: +1 210 228 9696
Fax: +1 210 242 7252
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Frost Brokerage Services, Inc.

We have audited the accompanying financial statements of Frost Brokerage Services, Inc., (the "Company"), which comprise the statement of financial condition as of May 31, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Frost Brokerage Services, Inc. as of May 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

July 26, 2013

Frost Brokerage Services, Inc.

Statement of Financial Condition

May 31, 2013

Assets	
Cash	$ 166,839
Securities owned	14,488,275
Brokerage commissions receivable	719,883
Annuity commissions receivable	30,211
Insurance commissions receivable	907
Other receivables	63,189
Prepaid expenses	130,574
Net deferred tax asset	201,649
Total assets	$ 15,801,527
Liabilities and stockholder's equity	
Liabilities:	
Deferred income	$ 33,753
Income taxes payable to parent company	178,069
Accrued employee benefits	132,505
Other liabilities	5,273
Total liabilities	349,600
Stockholder's equity:	
Common stock, par value $0.01 per share; 10,000 shares authorized, issued, and outstanding	100
Additional paid-in capital	205,844
Retained earnings	15,245,983
Total stockholder's equity	15,451,927
Total liabilities and stockholder's equity	$ 15,801,527

See accompanying notes.

Frost Brokerage Services, Inc.

Statement of Income

Year Ended May 31, 2013

Revenue:	
Brokerage commissions, net	$ 9,222,629
Annuity commissions	2,867,647
Trading income	721,882
Interest income	11,614
Life insurance commissions	117,062
Other income	48,905
	12,989,739
Expenses:	
Employee compensation and benefits	9,657,430
General and administrative	1,945,221
	11,602,651
Income before income taxes	1,387,088
Income tax expense	501,351
Net income	$ 885,737

See accompanying notes.

Frost Brokerage Services, Inc.

Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at June 1, 2012	$ 100	$ 205,849	$ 14,360,246	$ 14,566,195
Net income	–	–	885,737	885,737
Net tax deficiency related to stock-based compensation	–	(5)	–	(5)
Balance at May 31, 2013	$ 100	$ 205,844	$ 15,245,983	$ 15,451,927

See accompanying notes.

Frost Brokerage Services, Inc.

Statement of Cash Flows

Year Ended May 31, 2013

Operating activities	
Net income	$ 885,737
Adjustments to reconcile net income to net cash from operating activities:	
Deferred income tax benefit	22,938
Net tax deficiency from stock-based compensation	(1,936)
Excess tax benefits from stock-based compensation	(1,931)
Net changes in:	
Securities owned	(1,078,450)
Commissions receivable	(209,556)
Other receivables	8,755
Prepaid expenses	(13,075)
Accounts payable and other liabilities	(181,796)
Accrued employee benefits	(16,423)
Deferred income	(29,388)
Income taxes currently payable to Frost Bank	471,613
Net cash from operating activities	(143,512)
Financing activities	
Excess tax benefits from stock-based compensation	1,931
Net cash from financing activities	1,931
Net change in cash	(141,581)
Cash at beginning of year	308,420
Cash at end of year	166,839
Supplemental disclosures	
Cash paid to parent for income taxes	$ 6,806

See accompanying notes.

Frost Brokerage Services, Inc.

Notes to Financial Statements

May 31, 2013

1. Organization and Nature of Operations

Frost Brokerage Services, Inc. (the Company) is registered as a fully disclosed, introducing broker-dealer under the Securities Exchange Act of 1934. The Company principally engages in executing general securities transactions on behalf of its clients. The Company operates under a clearing agreement with National Financial Services Company (NFS), whereby NFS assumes and maintains the Company's accounts on a fully disclosed basis.

The Company is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and is subject to regulation by the United States Securities and Exchange Commission (SEC) and the FINRA. The Company is also a member of the Securities Investors Protection Company (SIPC), a nonprofit membership company designed to protect, up to specified amounts, customers' cash and securities in the event of the liquidation of a broker-dealer.

The Company is a wholly owned subsidiary of Frost Bank (FB), a banking subsidiary of Cullen/Frost Bankers, Inc. (CFBI).

2. Summary of Significant Accounting Policies

The accounting and financial reporting policies followed by the Company conform to accounting principles generally accepted in the United States and to general practices within the securities industry.

Subsequent Events: The Company has evaluated subsequent events for potential recognition and/or disclosure through July 26, 2013, the date these financial statements were issued. No subsequent events occurred during this reporting period that require recognition or disclosure in these financial statements.

Estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition: The Company derives commission and trading revenues from customer transactions in securities, annuities and life insurance. Commission and trading revenues and related expenses from transactions are recognized on a trade-date basis. Nearly all of the Company's revenue is generated from customers located in Texas. Based on existing

2. Summary of Significant Accounting Policies (continued)

agreements, the Company receives cash marketing allowances from third party mutual fund companies to be used for marketing-related expenditures. Marketing allowances are accounted for as a reduction of marketing expenses when the marketing expense is incurred. The remaining marketing allowance balance at May 31, 2013, is reported as deferred income in the accompanying statement of financial condition, as these are the estimated marketing expenses.

Securities Owned: Securities owned are valued at estimated fair value as determined by quoted market values. The resulting differences between cost and fair value are included as a component of trading income in the accompanying statement of income.

Brokerage, Annuity and Life Insurance Commissions Receivable: The Company considers commissions receivable fully collectible; accordingly, no allowance is required.

Other Receivables: Other receivables comprise balances related to security trade transactions and other miscellaneous items.

Other Liabilities: Other liabilities includes liabilities related to employee benefits and other miscellaneous items.

Income Taxes: The Company's operations are included in the consolidated federal income tax return filed by CFBI using a calendar year-end. The Company's federal income tax provision is determined as if it filed a separate return using the consolidated federal income tax rate for CFBI (35% during the periods presented), as this is the rate charged by CFBI to the Company.

3. Transactions with Customers

NFS clears transactions for the Company's customers and carries the accounts of such customers on a fully disclosed basis as customers of NFS. The Company does not hold customer cash or securities in connection with such transactions.

For transactions in which the Company extends credit to customers through the clearing broker, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary. The Company does not generally extend such credit to customers.

3. Transactions with Customers (continued)

As an introducing broker, the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations. The Company has agreed to indemnify the clearing broker for losses that it sustains from the customer accounts introduced by the Company. At May 31, 2013, there were no material amounts to be indemnified to the clearing broker for these customer accounts.

4. Securities Owned

At May 31, 2013, securities owned are classified as trading and consisted entirely of short-term U.S. Treasury securities reported at fair value with changes in unrealized holding gains and losses included in income. These securities are not purchased to be resold to customers and are for the Company's investment purposes only. All securities owned at May 31, 2013 will contractually mature within one year. Securities with carrying amounts totaling $59,000 at May 31, 2013, were pledged to NFS for surety purposes.

Trading account securities, at estimated fair value, at May 31, 2013 were as follows:

U.S. Treasury	$ 14,488,275
States and political subdivisions	–
Total	$ 14,488,275

Net gains and losses on trading account securities were minimal for the year ended May 31, 2013.

5. Employee Benefit Plans

As a subsidiary, the Company participates in various employee benefit plans offered by CFBI, including a 401(k) stock purchase plan, a defined benefit pension plan and a profit sharing plan. Expense related to these plans totaled $700,842 in fiscal year 2013.

The 401(k) stock purchase plan is a defined contribution plan whereby participants are permitted to make before- or after-tax contributions in an amount no less than 2% and not exceeding 50% of eligible compensation, subject to Internal Revenue Service limitations. The Company matches 100% of employee contributions up to a maximum of 6% of eligible compensation.

5. Employee Benefit Plans (continued)

Eligible employees must complete 90 days of service in order to enroll and vest in the Company's matching contributions immediately. The plan covers substantially all eligible employees of the Company. Expense related to the plan totaled $397,363 in fiscal year 2013 and is included in the amounts disclosed above. The Company's matching contribution is initially invested in CFBI common stock. However, employees may immediately reallocate the Company's matching portion, as well as invest their individual contribution, to any of a variety of investment alternatives offered under the plan.

The defined benefit pension plan is a noncontributory plan that was frozen as of December 31, 2001. The plan provides pension and death benefits to substantially all employees who had attained the age of 21 years and had at least one year of service as of December 31, 2001. Expenses related to this plan were minimal in fiscal year 2013.

The profit sharing plan is a defined contribution retirement plan that allows the Company to make discretionary annual contributions to individual eligible employee accounts based upon CFBI's fiscal-year profitability. Eligible employees must complete at least one year of service and be age 21 or older. Contributions are allocated to eligible participants pro rata, based on compensation, age, and other factors. Participants self-direct the investment of allocated contributions by selecting from a menu of investment options. Account assets are subject to withdrawal restrictions and participants vest in their accounts after three years of service. Expense related to this plan totaled $303,479 in fiscal year 2013 and is included in the amount disclosed above.

Certain employees are granted stock-based compensation awards. Compensation expense is based on the fair value of awards on the measurement date, which is generally the date of grant, and is recognized ratably over the requisite service period of the award. Stock-based compensation expense totaled $149,654 in fiscal year 2013.

6. Income Taxes

The Company is included in the consolidated federal income tax return filed by CFBI, and the Company's income tax provision is computed in accordance with a tax sharing agreement whereby the Company is paid currently for the benefit its losses provide CFBI. The Company files separate or combined state and local income/margin tax returns where applicable. State and local taxes have been provided for in these financial statements on separate entity income.

6. Income Taxes (continued)

The components of income tax expense are presented in the table below:

	Year Ended May 31, 2013
Current income tax expense:	
Federal	$ 469,148
State	9,265
Deferred income tax benefit	22,938
Income tax expense	$ 501,351

Reported income tax expense differs from the amounts computed by applying the U.S. federal statutory income tax rate of 35% to income before income taxes as follows:

	Year Ended May 31, 2013
Income tax expense computed at the statutory rate	$ 485,481
Meals and entertainment	7,774
Dues and memberships	2,074
State tax expense	6,022
Income tax expense, as reported	$ 501,351

Deferred tax assets and liabilities are the expected future tax amounts resulting from the temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities, computed using enacted tax rates. Deferred tax assets of $247,350 at May 31, 2013 were related to stock-based compensation and deferred tax liabilities of ($45,701) were related to prepaid expenses.

No valuation allowance for deferred tax assets was recorded at May 31, 2013, as management believes it is more likely than not that all of the deferred tax assets will be realized as the Company will be paid for the benefit its losses will provide the consolidated group pursuant to the tax sharing agreement.

6. Income Taxes (continued)

ASC740, *Income Taxes,* prescribes criteria for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As of May 31, 2013, there were no significant tax positions taken by management that required accrual as of May 31, 2013.

7. Related Party Transactions

FB provides certain management and administrative services for the Company in accordance with a management services agreement that is reviewed and updated annually. The services provided include, but are not limited to, payroll processing, audit, marketing support, technical support, and financial operations. The Company reimburses Frost Bank for these services, which totaled approximately $361,966 in fiscal year 2013 and is included in other general administrative expense in the accompanying statement of income. FB provided office space to the Company which approximated $120,000 of rent expense during the year ended May 31, 2013. This amount is not included in the Company's General and Administrative expenses presented above as FB has agreed to provide such facilities in accordance with an expense sharing agreement. As such, this amount does not represent an obligation of the Company under accounting principles generally accepted in the United States and is also not considered to be a liability for net capital computation purposes. Effective June 1, 2013, The Company has entered into a five-year rental agreement with FB to lease the existing office space. Approximately $120,000 per year in rental expense will be billed to the Company over the period of the lease.

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends be paid if the resulting net capital ratio exceeds 10 to 1). At May 31, 2013, the Company had net capital of $14,725,545, which was $14,475,545 in excess of its required net capital of $250,000. At such date, the Company's aggregate indebtedness to net capital ratio was 0.02 to 1.

9. Marketing Allowances

The Company has entered into agreements with various mutual fund companies to receive cash marketing allowances to pay for certain marketing-related expenditures. Marketing allowances received are accounted for as a reduction of marketing expenses when the marketing expense is incurred. At times, the cash received exceeds the expense accrued, and these excess amounts are recorded as a reduction of marketing expense and included within general and administrative expense. As of May 31, 2013, the Company had deferred recognition of income totaling $33,753, as these are the estimated marketing expenses to be incurred in future periods that relate to marketing allowances received in the prior year.

10. Fair Value Measurements

The fair value of an asset or liability is the price that would be received to sell that asset or paid to transfer that liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. In estimating fair value, the Company utilizes valuation techniques that are consistent with the market approach, the income approach, and/or the cost approach. Such valuation techniques are consistently applied. Inputs to valuation techniques include the assumptions that market participants would use in pricing an asset or liability. Accounting Standards Codification (ASC) Topic 820 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

- Level 1 inputs – Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

- Level 2 inputs – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.), or inputs that are derived principally from or corroborated by market data by correlation or other means.

  Level 3 inputs – Unobservable inputs for determining the fair values of assets or liabilities that reflect assumptions that market participants would use in pricing the assets or liabilities.

10. Fair Value Measurements (continued)

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Company's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The Company's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Company's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates, and therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein.

The Company's trading account securities, totaling $14,488,275, are valued at fair value based on Level 1 inputs.

11. Accounting Standards Updates

ASU 2011-04, "Fair Value Measurement (Topic 820) – Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs." ASU 2011-04 amends Topic 820, "Fair Value Measurements and Disclosures," to converge the fair value measurement guidance in U.S. generally accepted accounting principles and International Financial Reporting Standards. ASU 2011-04 clarifies the application of existing fair value measurement requirements, changes certain principles in Topic 820 and requires additional fair value disclosures. ASU 2011-04 became effective for the Company on June 1, 2012 and did not have a significant impact on the Company's financial statements.

ASU 2013-08, "Financial Services—Investment Companies (Topic 946) – Amendments to the Scope, Measurement and Disclosure Requirements." ASU 2013-08 clarifies the characteristics of investment companies and sets forth a new approach for determining whether a company is an investment company. The fundamental characteristics of an investment company include (i) the company obtains funds from investors and provides the investors with investment management services; (ii) the company commits to its investors that its business purpose and only substantive

11. Accounting Standards Updates (continued)

activities are investing the funds for returns solely from capital appreciation, investment income, or both; and (iii) the company or its affiliates do not obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income. ASU 2013-08 also sets forth the scope, measurement and disclosure requirements for investment companies. ASU 2013-08 is effective for the Company on June 1, 2014 and is not expected to have a significant impact on the Company's financial statements.

Supplementary Information

Frost Brokerage Services, Inc.

Schedule I – Computation of Net Capital Under Rule 15c3-1

May 31, 2013

Net capital		
Total stockholder's equity from statement of financial condition		$ 15,451,927
Deduct stockholder's equity not allowable for net capital		–
Total stockholder's equity qualified for net capital		15,451,927
Deductions:		
Unsecured receivables	$ 371,227	
Commissions receivable outstanding longer than 30 days	$ 22,932	
Prepaid expenses	$ 130,574	
Net deferred tax asset	$ 201,649	726,382
Net capital		$ 14,725,545
Aggregate indebtedness		
Deferred income		$ 33,753
Income taxes payable to parent company		178,069
Accrued employee benefits		132,505
Other liabilities		5,273
Total aggregate indebtedness		$ 349,600
Computation of basic net capital requirement		
Minimum net capital required ($250,000 or 6 ⅔% of aggregate indebtedness, whichever is greater)		$ 250,000
Excess net capital		$ 14,475,545
Excess net capital at 1,500%		$ 14,702,238
Excess net capital at 1,000%		$ 14,690,585
Ratio of aggregate indebtedness to net capital		0.02 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding amended unaudited Part II of Form X-17A-5 filing as of May 31, 2013 submitted on July 24, 2013.

Frost Brokerage Services, Inc.

Schedule II – Statement Regarding SEC Rule 15c3-3

May 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph k(2)(ii) of that rule.

Ernst & Young LLP
Frost Bank Tower
Suite 1800
100 West Houston Street
San Antonio, TX 78205

Tel: +1 210 228 9696
Fax: +1 210 242 7252
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Frost Brokerage Services, Inc.

In planning and performing our audit of the financial statements of Frost Brokerage Services, Inc. (the "Company"), as of and for the year ended May 31, 2013, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Ernst & Young

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at May 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

July 26, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended MAY 31, 20 13
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-035285 FINRA MAY 5/5/1986
FROST BROKERAGE SERVICES INC
100 WEST HOUSTON STREET
SAN ANTONIO TX 78205

SEC MAIL PROCESSING SECTION RECEIVED JUL 31 2013 WASH, D.C. 193

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

VERONICA HERNANDEZ 210-220-5548

2. A.	General Assessment (item 2e from page 2)		$ 5,821.80
B.	Less payment made with SIPC-6 filed (exclude interest) 12/24/2012 Date Paid		(2,612.68)
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 3,209.12
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 3,209.12	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FROST BROKERAGE SERVICES, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 16th day of July, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning June 1, 20 12
and ending May 31, 20 13

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 13,379,635

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 11,039,731

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. — 11,183

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions — 11,050,914

2d. SIPC Net Operating Revenues — $ 2,328,721

2e. General Assessment @ .0025 — $ 5,821.80

(to page 1, line 2.A.)

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